SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 16, 2015

On April 16, 2015, at 2 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, the Extraordinary Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. Board Member Marcela Drehmer was absent due to justified reason and was replaced by her respective alternate, Mr. Mauro Motta Figueira. The Chief Executive Officer, Carlos Fadigas de Souza Filho, officers Gustavo Valverde, Mario Augusto da Silva, Décio Oddone da Costa, Marcelo Cerqueira, Luciano Nitrini Guidolin, Edmundo Aires, Marcelo Lyra, Marcelo Arantes and Pedro Freitas, and Mr. Guilherme Furtado were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided over the meeting, and Mrs. Marcella Menezes acted as secretary. AGENDA: I) Subjects for deliberation: 1) After the due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation have been previously forwarded to the Board Members for cognizance and will remain filed at the Company’s headquarters, pursuant to its Internal Regulations, and considerations made by the Board Members, the following proposal was approved by unanimous vote, under the terms and conditions included in the respective PD: PD.CA-BAK–05/2015 – Creation of the Ad Hoc Committee for the Monitoring of the Voluntary Investigation, to be implemented under the Work Plan presented, with the organization of the procedure for the monitoring of the Voluntary Investigation being delegated to the Committee, in the person of its coordinator; II) Subjects for Acknowledgement: Change to the Support Committees to the Board of Directors, the composition of which shall be as follows: Finance and Investment Committee: Marcela Drehmer (Alternate: Mauro Motta Figueira); Roberto Ramos (Alternate: Maurício Ferro); Antonio Aparecida de Oliveira (Alternate: Marcos Vinicius); and Roberto Zurli (Alternate: José Mascarenhas); Personnel and Organization Committee: Andrea Damiani Maia (Alternate: Arão Tisser); Daniel Villar (Alternate: Roberto Ramos); Paulo Lacerda (Alternate: Marcela Drehmer); and Álvaro Cunha (Luciano Dequech); Strategy & Communication Committee: Mauricio Ferro (Alternate: Luciano Dequech); Alfredo Tellechea (Alternate: Luiz de Mendonça); Antonio Rubens Silva Silvino (Alternate: Laura

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 16, 2015

Lopes de Oliveira); and Patrick Fairon (Alternate: Luis Adolfo Pereira Beckstein). III) Subjects of Interest of the Company: Nothing to record. IV) Adjournment - As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, April 16, 2015. Signatures: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Daniel Bezerra Villar, Mauro Motta Figueira, Mauricio Roberto de Carvalho Ferro, Roberto Zurli Machado, Antonio Aparecida de Oliveira, Antonio Rubens Silva Silvino, Andrea Damiani Maia de Andrade, Patrick Horback Fairon.

The above matches the original recorded on its own.

Marcella Menezes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.